Exhibit 99.1

Oncolytics Biotech® Inc. Collaborators Present Preclinical Data on the Combination of REOLYSIN® and Radiotherapy in Melanoma at the Irish Association for Cancer Research Conference

CALGARY, March 5, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC) (NASDAQ:ONCY) today announced that an oral presentation by the Company's research collaborators in Professor Kevin Harrington's lab at the Institute for Cancer Research, titled "Synergistic Combination of Oncolytic Reovirus Type 3 (Dearing) and Radiotherapy in Melanoma is Mediated Through Enhanced Viral Replication and Mitochondrial Apoptotic Signaling," was made at the Irish Association for Cancer Research (IACR) Conference held  in Limerick, Ireland.

"Malignant melanoma is typically resistant to traditional chemotherapeutic and radiotherapy regimens," said Dr. Matt Coffey Chief Operating Officer of Oncolytics. "This preclinical research highlights the synergistic role REOLYSIN® could play in making traditional treatments, such as radiotherapy, more effective."

The Company's research collaborators presented data from a variety of melanoma models. They concluded that the combination of REOLYSIN® and radiation therapy enhances cytotoxicity in those cell lines by increasing programmed cancer cell death, and that radiation therapy supports increased reovirus replication and suppresses the host cell's anti-viral defenses.

This builds on a recent publication by Professor Harrington's group that demonstrated that REOLYSIN® could act synergistically in combination with a new class of targeted agents to treat skin cancers with a specific mutation. The work, titled "BRAF- and MEK-Targeted Small Molecule Inhibitors Exert Enhanced Antimelanoma Effects in Combination with Oncolytic Reovirus Through ER Stress," was published recently in the online version of Molecular Therapy. The publication outlined how the combination of REOLYSIN® and BRAF inhibitors improved survival in mouse models compared to either agent alone. This adds to the body of research on how REOLYSIN® can act synergistically with targeted agents on tumours with mutations along the Ras-signaling pathway.

A copy of the IACR presentation, when available, will be found on the Oncolytics website at: http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to preclinical work with radiotherapy, small molecule inhibitors and REOLYSIN® in melanoma, future trials in this indication, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 05-MAR-15